EXHIBIT 1.01

Visteon Corporation

Conflict Minerals Report

For the Year Ended December 31, 2016

This report is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). These requirements apply to SEC registrants regardless of the geographic origin of the tin, tantalum, tungsten and gold (3TG), and whether or not they fund armed conflict. If the registrant has reason to believe that any of the 3TG contained in its products may have originated from the Democratic Republic of the Congo (DRC) or an adjoining country (Covered Country), or is unable to determine the country of origin of their 3TG, the registrant is required to submit a conflict minerals report which includes a description of the measures it took to exercise due diligence on the source and chain of custody of its 3TG.

Company and Product Overview

Visteon Corporation (the “Company” or “Visteon”) and its consolidated entities, is a global automotive supplier that designs, engineers and manufactures innovative electronics products for nearly every original equipment vehicle manufacturer. The Company’s manufacturing and engineering footprint is principally located outside of the U.S., with a heavy concentration in low-cost geographic regions. The Company’s cockpit electronics product portfolio includes audio systems, information displays, instrument clusters, head-up displays, infotainment systems, and telematics solutions. In addition to the Electronics segment, the Company has residual operations in South America and Europe previously associated with the former Interiors and Climate businesses. Based on previous product assessments, a significant percentage of each product group contains one or more 3TG metal. In most cases, Visteon does not directly source the chemical or mineral content of its products and therefore must conduct inquiries that trace back through its supply chain to confirm the exact origin of those minerals.

Reasonable Country of Origin Inquiry

We conducted our country of origin inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination regarding the country of origin of the 3TG in our products. After reviewing the results of our reasonable country of origin inquiry, we determined that we had reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in DRC or Covered Countries during 2016, all within the meaning of the Rule.

Visteon is supported by a complex and multi-tiered supply chain primarily located outside of the U.S., with many entities based in foreign countries. Visteon conducted an extensive survey that contained questions about the supply chain’s use and origin of all 3TG contained in its products. Further, the inquiry requested specific information about the smelters or refiners who directly purchase the 3TG content in their supply chain, their company’s conflict minerals policy, and specific due diligence measures. The tools used to conduct this survey were the Conflict Free Sourcing Initiative’s (CFSI) Conflict Minerals Reporting Template (CMRT) and the iPoint Conflict Minerals Platform (iPCMP).

The Company’s terms and conditions require compliance with all applicable laws, company policies, and customer requirements. Additionally, Visteon has actively communicated with its global supply chain to inform, educate, and set expectations for the responsible sourcing of all 3TG content.

•	Information – Visteon communicated in multiple languages with each identified supplier regarding the SEC Rule, OECD Due Diligence Guidance, Visteon’s conflict minerals policy located at http://www.visteon.com/company/csr/ethics.html, which included the cascade and reasonable enforcement of the Conflict Free Smelter Program (CFSP) and the current reporting requirements

•	Education – Visteon included training resources in its supplier communication package as well as detailed assessments and action plans for individual suppliers based on the specific smelter data provided by their companies

•	Expectations – Visteon communicated with each identified supplier regarding the necessary due diligence efforts to submit a complete and valid report which included:

•	The identification of any 3TG minerals that were intentionally added or necessary to the functionality of their supplied product,

•	The determination of whether any 3TG mineral originated or may have originated from a Covered Country

•	The identification of smelters or refiners who process those minerals

•	The mine country location of any 3TG minerals

•	Improvements in supply chain response percentages

•	Improvements in the data completeness and validity of smelter or refiner lists for each metal

Design of Due Diligence

Visteon’s due diligence process has been designed to conform to the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (the “OECD Due Diligence Guidance”).

Due Diligence Measures Performed

Management Systems

Visteon has established an internal management team to oversee its conflict minerals compliance activities. The management team includes managers, directors, and executives from legal, purchasing, sales and corporate communications. The core management team is tasked with developing the company’s conflict minerals compliance program, operating procedure, policy and strategy. Additionally, Visteon has staffed an extended team of highly trained analysts supporting supply chain engagement and due diligence analysis. Visteon’s senior leaders and audit committee members are updated on a regular basis of the program’s progress and status.

Grievance Mechanism

The employees involved with intake and grievance resolution have been adequately trained on conflict minerals and related concerns. Visteon provides both employees and the public the ability to contact Visteon through its website, email, and/or hotline. Visteon’s policy regarding conflict minerals can be found at http://www.visteon.com/company/csr/ethics.html.

Identification of Risks in the Supply Chain

The incoming data was assessed by Visteon’s due diligence team who is trained in the fundamentals of the Rule and all relevant guidance available through the SEC, industry and trade associations and Visteon’s internal operating procedure. All data was assessed using a standardized format and the latest available data analysis tools from the Conflict Free Sourcing Initiative which provides individual smelter and refiner information regarding the sourcing of 3TG from conflict-free mine locations. Detailed records and metrics were kept on all incoming survey responses and all supplier communication. Among its objectives, Visteon was focused on assessing the clear understanding of the requirements by its supply chain as well as year-over-year improvements in the completeness and validity of the smelter or refiner data submitted and the improvement in the number of smelters and refiners confirmed as conflict-free.

Suppliers who have responded in Visteon’s requested format are monitored by the Company’s due diligence team to analyze the gaps and risks in each supplier’s response. Those suppliers were further engaged by the due diligence team and were provided with a complete assessment of their reported smelter or refiner data using the latest tools available to members of the CFSI. The assessment provides the supplier with a detailed analysis of the smelters and refiners that they reported to Visteon and their latest progress toward becoming certified as conflict-free.

Strategy to Respond to Risks in the Supply Chain

Visteon supports and is an active member of the Conflict Free Sourcing Initiative which facilitates cross-industry efforts to audit and certify all known smelters and refiners as conflict-

free. The data on which we relied for certain statements in this declaration was obtained through our membership in the CFSI using the Reasonable Country of Origin Inquiry report for member “VIST.” Visteon’s risk assessment of its supply chain was based on extensive criteria, including the data which is available to members of the CFSI about the conflict-free status of each smelter and refiner. Each direct supplier was assigned an internal risk rating associated with their understanding of the rule, completeness and validity of the reported smelter or refiner data, any provided country of origin information and the conflict-free status of their supply chain. Suppliers who did not respond in Visteon’s requested format were tracked and engaged by the company’s purchasing organization. Additionally, suppliers were individually contacted by Visteon’s due diligence team regarding next-steps based on their company’s individual declarations of smelter or refiners not yet certified as conflict-free by the CFSI.

Based on the combined supplier and CFSI information obtained through Visteon’s due diligence efforts, Visteon directly engaged certain smelters and refiners reported by its supply chain based on the progress each entity was making toward becoming conflict-free. Certain smelters or refiners who were not found to be conflict-free or actively engaging with the CFSI were contacted directly and encouraged to participate in the CFSP audit program.

Third Party Audit of Supply Chain Due Diligence

Visteon supports smelter and refiner audits through the Conflict Free Sourcing Program and its CFSI membership. Additionally, the Company participates in many automotive industry and cross-industry initiatives dedicated to providing conflict mineral reporting and compliance solutions to the upstream supply chain. Some of the organizations include the Conflict Free Sourcing Initiative (CFSI) which has a cross-industry focus for achieving a world-wide conflict-free supply chain, the AIAG Conflict Mineral Work Group (CMWG) which focuses on the specific conflict minerals needs of the automotive industry and its supply chain, various sub-groups of the AIAG-CMWG which focuses on the detailed issues related to achieving a conflict-free supply chain for automotive products, and the Conflict Minerals Cross-Industry Collaboration Group which shares best practices to address conflict minerals issues across multiple industries.

Annual Reporting on Supply Chain Due Diligence

Visteon’s Form SD and Conflict Minerals Report are filed annually with the SEC and a copy of the report, including the most recent list of known smelters and refiners is available on the company’s website at http://www.visteon.com/company/csr/ethics.html and also on the company’s website in the investors section under SEC filings at http://visteon.com/investors/sec.html.

Due Diligence Results

The result of Visteon’s RCOI and due diligence efforts have found no evidence that the 3TG contained in the company’s product supports armed conflict in the DRC or Covered Countries.

The data reported from our direct suppliers as well as the smelters and refiners engaged by the Company is still incomplete and will continue to be evaluated.

Due to the dynamic nature of Visteon’s supply chain, supplier engagement is on-going based on the individual assessments of the individual company by the due diligence team. Communication and next-steps, including escalation, are tracked on a company-by-company basis and include additional engagement by Visteon’s due diligence team as well as engagement of the supplier by the Company’s purchasing organization.

As part of Visteon’s reasonable country of origin inquiry, the Company requested its suppliers to disclose the mine location information for any smelter or refiner who was not certified as conflict-free through the CFSI CFSP. Visteon has access to mine location information for all smelters or refiners who are certified as conflict-free through the CFSP. This is a benefit provided to subscribing members of the CFSI.

Based on the data provided by our supply chain and the company’s own due diligence efforts, the known smelters and refiners as well as the known source countries for our 3TG are included at the end of this report.

Steps to be taken to Improve Due Diligence and Mitigate Risk

As Visteon enters its fifth year of its conflict mineral due diligence efforts, the following steps will be taken to improve due diligence and mitigate the risk that the necessary 3TG in our products may have benefitted armed groups in the DRC or Covered Countries:

•	Continue to escalate unresponsive suppliers through Visteon’s purchasing management

•	Continue to engage with suppliers who have reported data to Visteon and provide detailed assessment and action plans for their data completeness, validity and the conflict-free status of their smelters and refiners

•	Continue to monitor supplier performance to requested action plans and implement an escalation process for underperforming or unresponsive suppliers

•	Continue membership and support of CFSI and the AIAG Conflict Minerals Work Group to develop best practices and build leverage over the supply chain in line with the OECD Due Diligence Guidance.

•	Directly engage with the known smelters in our supply chain to encourage participation in the Conflict Free Smelter Program

REPORTED 3TG SMELTERS AND REFINERS SOURCING FROM THE DRC OR COVERED COUNTRIES

Smelter Name (*)	Smelter Identification
PAMP S.A.	CID001352
Al Etihad Gold Refinery DMCC	CID002560
Duoluoshan	CID000410
Mitsui Mining and Smelting Co., Ltd.	CID001192
H.C. Starck GmbH Goslar	CID002545
Global Advanced Metals Aizu	CID002558
Guangdong Zhiyuan New Material Co., Ltd.	CID000616
H.C. Starck Co., Ltd.	CID002544
H.C. Starck Hermsdorf GmbH	CID002547
H.C. Starck Inc.	CID002548
H.C. Starck Ltd.	CID002549
H.C. Starck Smelting GmbH & Co. KG	CID002550
JiuJiang JinXin Nonferrous Metals Co., Ltd.	CID000914
Jiujiang Tanbre Co., Ltd.	CID000917
Telex Metals	CID001891
Zhuzhou Cemented Carbide Group Co., Ltd.	CID002232
Conghua Tantalum and Niobium Smeltry	CID000291
Exotech Inc.	CID000456
F&X Electro-Materials Ltd.	CID000460
Metallurgical Products India Pvt., Ltd.	CID001163
Ulba Metallurgical Plant JSC	CID001969
Global Advanced Metals Boyertown	CID002557
KEMET Blue Powder	CID002568
Yichun Jin Yang Rare Metal Co., Ltd.	CID002307
Hengyang King Xing Lifeng New Materials Co., Ltd.	CID002492
Hi-Temp Specialty Metals, Inc.	CID000731
KEMET Blue Metals	CID002539
Molycorp Silmet A.S.	CID001200
Ningxia Orient Tantalum Industry Co., Ltd.	CID001277
Taki Chemical Co., Ltd.	CID001869
Power Resources Ltd.	CID002847
Malaysia Smelting Corporation (MSC)	CID001105
Mineração Taboca S.A.	CID001173
EM Vinto	CID000438
Thaisarco	CID001898
Minsur	CID001182
Alpha	CID000292

Wolfram Bergbau und Hütten AG	CID002044
H.C. Starck Smelting GmbH & Co.KG	CID002542
Asia Tungsten Products Vietnam Ltd.	CID002502
Vietnam Youngsun Tungsten Industry Co., Ltd.	CID002011
Xiamen Tungsten (H.C.) Co., Ltd.	CID002320

REPORTED MINE COUNTRY LOCATIONS

Argentina
Australia
Austria
Azerbaijan
Belgium
Bolivia
Brazil
Burkina Faso
Burundi*
Cambodia
Canada
Central African Republic*
Chile
China
Colombia
Czech Republic
Djibouti
Dominican Republic
Democratic Republic of the Congo*
Ecuador
Egypt
Estonia
Ethiopia
France
Germany
Ghana
Guinea
Guyana
Hungary
India
Indonesia
Ireland
Israel
Japan

Kazakhstan
Korea
Laos
Liberia
Luxembourg
Madagascar
Malaysia
Mauritania
Mexico
Mongolia
Morocco
Mozambique
Myanmar
Namibia
Netherlands
Nigeria
Peru
Portugal
Russia
Rwanda*
Sierra Leone
Singapore
Slovakia
South Africa
Spain
Suriname
Switzerland
Tanzania*
Thailand
The Republic of Congo*
United Kingdom
United States
Vietnam
Zimbabwe

*The DRC or Covered Country